UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-07340

Kellwood Company

(Exact name of registrant as specified in its charter)

600 Kellwood Parkway, P.O. Box 14374, St. Louis, MO 63178 (314) 576-3312

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

and associated preferred stock purchase rights

3.50% Convertible Senior Debentures due June 15, 2034

7.625% 1997 Debentures due October 15, 2017

7.875% 1999 Debentures due July 15, 2009

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	☒ ☐ ☐ ☐	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	☒ ☐ ☐ ☐ ☐

Approximate number of holders of record as of the certification or notice date:

Common Stock: 1
3.50% Convertible Senior Debentures: 27

7.625% 1997 Debentures due October 15, 2017: 29

7.875% 1999 Debentures due July 15, 2009: 22

Pursuant to the requirements of the Securities Exchange Act of 1934, Kellwood Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 20, 2008	By:	/s/ Thomas H. Pollihan

Executive Vice President, General Counsel and Secretary